FILE NO. 70-9711


                            SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                AMENDMENT NO. 3
                                      TO
                               APPLICATION/DECLARATION
                                       ON
                                     FORM U-1
                                   UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

CONSOLIDATED EDISON, INC.
NORTHEAST UTILITIES
(a New York Corporation)
Consolidated Edison, Inc.
(a Delaware Corporation)
Consolidated Edison Company
of New York, Inc.
4 Irving Place
New York, N.Y.  10003

Consolidated Edison Solutions, Inc.
Consolidated Edison Energy, Inc.
701 Westchester Avenue, Suite 201 West
White Plains, N.Y.  10604

Consolidated Edison
Development, Inc.
CED/SCS Newington, LLC
CED Generation Holding Company, LLC
CED Management Company, Inc.
CED Operating Company, L.P.
Consolidated Edison Energy Massachusetts, Inc.
CED-GTM 1, LLC
CED Ada, Inc.
Lakewood Cogeneration , L.P.
CED - Lakewood Inc.
CED Generation Lakewood Company
111 Broadway, 16th Floor
New York, N.Y. 10006

Consolidated Edison
Communications, Inc.
132 West 31st Street, 13th Floor
New York, N.Y.  -  10001

Orange and Rockland Utilities, Inc.
Rockland Electric Company
Pike County Light & Power Company
1 Blue Hill Plaza
Pearl River, NY  10965


Western Massachusetts
Electric Company
The Quinnehtuck Company
174 Brush Hill Road
West Springfield, MA  01089

The Connecticut Light and Power Company
Northeast Utilities Service Company
Yankee Energy System, Inc.
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Services Company
Select Energy, Inc.
Mode 1 Communications, Inc.
The Rocky River Realty Company
Northeast Nuclear Energy Company
Select Energy Portland Pipeline, Inc.
Charter Oak Energy, Inc.
107 Selden Street
Berlin, CT  06037

North Atlantic Energy Service Corporation
North Atlantic Energy Corporation
Public Service Company of New Hampshire
1000 Elm Street
Manchester, NH  03101

Holyoke Water Power Company
1 Canal Street
Holyoke, MA  01040

HEC Inc.
Reeds Ferry, Inc.
24 Prime Parkway
Natick, MA  01760

Yankee Gas Services Company
Yankee Energy Financial Services Company
NorConn Properties, Inc.
599 Research Parkway
Meriden, CT  06450-1030

Yankee Energy Services Company
148 Norton Street
P.O. Box 526
Milldale, CT  06467

R.M. Services, Inc.
639 Research Parkway
Meriden, CT  06450-1030


                                                     CONSOLIDATED EDISON,
INC.
                                                 (Name of top registered
holding company)

Peter A. Irwin			                Cheryl W. Grise,
Consolidated Edison, Inc.		      General Counsel
4 Irving Place				           Northeast Utilities Service Company
New York, New York  10003 	           107 Selden Street
				                     Berlin, CT 06037

(Name and address of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

J.A. Bouknight, Jr.			          Jeffrey C. Miller, Esq.
Douglas G. Green			          Assistant General Counsel
James B. Vasile			          Northeast Utilities Service Company
		                              107 Selden Street
Steptoe & Johnson LLP				Berlin, CT 06037
1330 Connecticut Ave, NW
Washington, D.C.  20036-1795



Table of Contents

Item 1 Description of the Proposed Transaction

A.  Introduction
B.  Description of New CEI and its Subsidiaries
C.  Summary of Requested Approvals
D.  Use of Proceeds
E. Issuance of Securities; Incurrence of Indebtedness, Provision of Guarantees and Other Credit Support
1.  Merger Indebtedness
2.  New CEI and the Subsidiaries other than NU and its Subsidiaries
a)  New CEI
(i)  Financing Arrangements
(ii)  Financing Subsidiaries
(iii)  New CEI Investments in and Support of Nonutility
Subsidiaries
(iv)  Investment in EWGs and FUCOs and Calculation of
Consolidated Retained Earnings
b)  The Intermediate Holding Companies and the Utility
Subsidiaries

F.  New CEI Money Pool
G.  Consolidation  and Reorganization of Nonutility Subsidiaries
H.  Payment of Dividends by New CEI Non-Utility Subsidiaries
I.  Establishment of Service Companies and Approval of Service Agreements
J. Provision of Services by the Non-Utility Subsidiaries to Other Non-Utility Subsidiaries at Other than "Cost"
K.  Activities of Rule 58 Subsidiaries Outside the United States
L.  New CEI Stock Plans
1.  The New CEI Drip
2.  Incentive Compensation Plans
3.  Other Plans
M.  Interest Rate Hedges
N.  Tax Allocation Agreement
O.  Certificates of Notification

Item 2 Fees, Commissions and Expenses

Item 3 Applicable Statutory Provisions

A.  Issuance of Securities, Incurrence of Indebtedness, Provisions of
Guarantees

B.  Services Among Non-Utility Subsidiaries at Other than "Cost"

C. Inclusion of NU CREs in New CEI's Calculation of CREs for purposes of Rule 53(a)

D.  Compliance with Rules 53 and 54

Item 4.  Regulatory Approvals

Item 5 Procedure

Item 6 Exhibits and Financial Statements

Item 7 Information as to Environmental Effects


Item 1.  Description of Proposed Transaction

A.      Introduction

1. Consolidated Edison, Inc. ("CEI"), a New York corporation currently a public utility holding company exempt from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") by virtue of Section 3(a)(1)of the Act, and Northeast Utilities ("NU"), a Massachusetts business trust currently a registered public utility holding company under the Act, filed an Application/Declaration on Form U-1 on January 20, 2000 (See File 70-9613) seeking approvals relating to the proposed combination of NU with CEI (the "Merger Application"). Under the proposal, CEI will merge with and into Consolidated Edison, Inc. (formerly CWB Holdings, Inc.), a new Delaware holding company ("New CEI") which is currently a wholly-owned subsidiary of CEI (the "CEI Merger"). New CEI will be the surviving entity of this merger. NU will merge with N Acquisition LLC, a Massachusetts limited liability company controlled by New CEI, with NU being the surviving entity (the "NU Merger" and together with the CEI Merger collectively, the "Mergers"). The Mergers are more fully described in the Amended and Restated Agreement and Plan of Merger dated as of January 11, 2000 (the "Merger Agreement") and described in more detail in the Merger Application, which description is incorporated by reference herein. Upon consummation of the Mergers, New CEI intends to register as a holding company pursuant to Section 5 of the Act. New CEI, CEI and NU herein seek authorization and approval of the Commission with respect to the ongoing financing activities of New CEI and its subsidiaries, intrasystem extensions of credit, the creation of service companies, the payment of dividends out of capital and unearned surplus and other related matters pertaining to the combined company after giving effect to the Mergers.

B.             Description of New CEI and its Subsidiaries

2. New CEI is authorized under its Amended and Restated Certificate of Incorporation (see Exhibit A-1 hereto), to issue 510,000,000 shares consisting of 500,000,000 shares of Common Stock, par value $.10 per share ("Common Stock") and 10,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). Immediately following the Mergers, New CEI expects that it will have issued and outstanding approximately 270,000,000 shares of Common Stock. New CEI has not issued any Preferred Stock. The cash portion of the consideration to be paid in the Mergers will be financed by the issuance of approximately $2.2 billion of unsecured debt or a mix of unsecured debt and hybrid debt securities (the "Acquisition Debt") or a combination of the Acquisition Debt and Preferred Stock and cash on hand. The hybrid securities, which are considered debt for financial statement purposes, would be structured to have characteristics of both debt and equity (for example, the ability of the issuer to defer interest) and may have maturities ranging up to 50 years. The terms and conditions of the Acquisition Debt and Preferred Stock, if any, have not been negotiated as of the time of this filing. The choice of hybrid securities would come from any of several proprietary structures currently marketed by established financial institutions. It is expected that the Acquisition Debt will ultimately have a maturity of not more than 50 years. Immediately after the Mergers, it is projected that common equity as a percentage of the pro forma consolidated capitalization of New CEI and its subsidiaries will be approximately 35%.

3. Upon completion of the Mergers, New CEI will own, directly or indirectly, interests in the following public utility companies, each of whom will be wholly-owned by companies in the New CEI system:

Consolidated Edison Company of New York, Inc. ("CECONY"), a New York corporation which provides gas and electric service to its customers in New York City and Westchester County and steam service to customers in part of Manhattan.

Orange and Rockland Utilities, Inc. ("O&R"), a New York corporation, provides retail gas and electric services to its customers in the southeastern section of New York. O&R is a public utility holding company exempt from the provisions of the Act by virtue of Section 3(a)(2).

Rockland Electric Company ("RECO"), a New Jersey corporation and subsidiary of O&R, provides electric service to customers in parts of New Jersey.

Pike County Light and Power Company ("Pike"), a Pennsylvania corporation and subsidiary of O&R, provides electric and gas service to customers in the northeast corner of Pike County in Pennsylvania.

The Connecticut Light and Power Company ("CL&P"), a Connecticut corporation, provides electric service to customers in Connecticut.

Western Massachusetts Electric Company ("WMECO"), a Massachusetts corporation provides electric service to customers in the western part of Massachusetts.

Public Service Company of New Hampshire ("PSNH"), a New Hampshire corporation, provides electric retail service to customers in portions of New Hampshire.

North Atlantic Energy Corporation ("NAEC"), a New Hampshire corporation, is a special-purpose operating subsidiary that owns a 35.98 percent interest in the Seabrook Nuclear Generating Facility ("Seabrook") in Seabrook, New Hampshire and sells its share of the capacity and output from Seabrook to PSNH under two life-of-unit, full-cost recovery contracts.

Holyoke Water Power Company ("HWP"), a Massachusetts corporation, provides electric service to a limited number of customers in Holyoke, Massachusetts and has a public utility subsidiary, Holyoke Power and Electric Company ("HPE").

Yankee Gas Services Company ("Yankee Gas"), a Connecticut corporation, provides gas services to customers in parts of Connecticut.

Northeast Nuclear Energy Company, a Connecticut corporation, is a nuclear management service company subsidiary that operates the Millstone Nuclear Power Plants.

4. Collectively, the twelve subsidiaries (including HPE) referenced above are referred to herein as the "Utility Subsidiaries." In addition, NU will remain in existence as a first-tier registered public utility holding company .subsidiary of New CEI following the Mergers and Yankee Energy System, Inc. ("YES") will remain as a public utility holding company under NU. NU and YES, along with O&R, are sometimes referred to herein as the "Intermediate Holding Companies."

5. Upon completion of the Mergers, New CEI will also own interests in four companies owning nuclear power plants, namely, Maine Yankee Atomic Power Company, which has permanently shut down its nuclear electric generating plant located in Wiscasset, Maine, Yankee Atomic Electric Company, which has permanently shut down its plant located in Rowe, Massachusetts, Connecticut Yankee Atomic Power Company, which has permanently shut down its plant in Haddam, Connecticut and Vermont Yankee Nuclear Power Company, which has contracted to sell its nuclear plant located in Vernon, Vermont. In addition, CL&P and WMECO each own an interest in the Millstone 1 and 2 nuclear power plants located in Waterford, Connecticut (Millstone 1 has been permanently shut down), CL&P, WMECO and PSNH each own an interest in the Millstone 3 nuclear power plant, NAEC and CL&P each own an interest in Seabrook and CECONY owns the Indian Point 1 nuclear power plant, which has been permanently shut down, and the Indian Point 2 nuclear power plant. On August 17, 2000. CL&P, WMECO and PSNH (along with most other joint owners of Millstone 3) entered into a purchase agreement with Dominion Resources, Inc. ("DRI") pursuant to which DRI will purchase the owners' respective interests in Millstone 1, 2 and 3, along with the related nuclear fuel, for an aggregate of approximately $1.287 billion. This transaction is expected to close by April 1, 2001. On November 9, 2000, CECONY announced it had reached an agreement with Entergy Corporation for the sale of Indian Point Units 1 and 2 and related gas turbines and facilities for $602 million.

6. Upon completion of the Mergers, New CEI will also directly or indirectly own approximately 50 other active subsidiary companies that are not public utility companies, service companies or public utility holding companies under the Act. Such entities are listed on Exhibit I-2 hereto and those nonutility companies, other than service companies, which are applicants hereto are collectively referred to herein as the "Nonutility Subsidiaries." A more complete description of the Utility Subsidiaries and Nonutility Subsidiaries may be found in the Merger Application, which descriptions are incorporated herein by reference. Attached as Exhibit I-1 is a chart showing the proposed pro forma corporate chart of the combined companies prior to any restructuring or movement of subsidiaries. The Utility Subsidiaries, the Nonutility Subsidiaries and the Intermediate Holding Companies, along with companies that become subsidiaries of New CEI subsequent to the Mergers are sometimes referred to herein as the "Subsidiaries."

C.  Summary of Requested Approvals.

7. New CEI and the Subsidiaries, as specified below, hereby request approval for a program of external financing, credit support arrangements, and other related proposals for the period through September 30, 2004 ("Authorization Period"), as follows:

(i) New CEI requests authority to issue up to 60 million shares of its Common Stock to shareholders of NU and to issue the Acquisition Debt, both in connection with the NU Merger;

(ii) New CEI and the Subsidiaries, including NU and its subsidiaries, request authority to maintain in effect through the Authorization Period, all existing credit facilities and financing arrangements and to maintain outstanding all indebtedness and similar obligations created thereunder as of the date of the closing of the Merger (including the Acquisition Debt) and to amend, renew, extend, and/or replace any of such credit facilities, financing arrangements, indebtedness or similar obligations up to the aggregate dollar amounts specified below, subject to the terms and conditions set forth below;

(iii) New CEI requests authority to issue and sell from time to time, pursuant to its dividend reinvestment plan and stock-based management incentive and employee benefit plans or in exchange for securities or assets being acquired from other companies, up to 50 million shares of Common Stock (as such number may hereafter be adjusted to reflect any stock split);

(iv) New CEI requests authority to issue and sell from time to time (A) Preferred Stock of up to $750 million and (B) secured or unsecured indebtedness having maturities of one year or less ("Short-term Debt"), and secured or unsecured long term debt ("Debentures") with an aggregate principal amount at any time outstanding (including the Acquisition Debt) of not more than the sum of (i) $4.75 billion plus (ii) the amount of Short-term Debt and Debentures issued, as discussed below, in place of NU's authorized Short-term Debt (currently $400 million) or Yes Acquisition Debt ($275 million)(the aggregate of (i) plus (ii) not to exceed $5.425 billion, the "New CEI Debt Limit") provided that New CEI's consolidated equity capitalization immediately following the issuance of any such Short-term Debt or Debentures would not be not less than 30%. NU received Commission authorization to issue up to $400 million in Short-term Debt through June 30, 2002 (Holding Co. Act Rel. 35-27328, File No. 70-9755 (December 28, 2000)).
New CEI and NU request authorization for NU to continue being able to issue debt up to such amount from time to time through the Authorization Period.
NU received Commission authorization to issue up to $275 million in short or long term debt for the purpose of acquiring YES (the "YES Acquisition Debt") through June 30, 2002 (Holding Co. Act Rel. 27127, January 31, 2000). New CEI and NU request authorization for NU to amend, renew, extend, and/or replace the YES Acquisition Debt through the Authorization Period. New CEI may determine to substitute the issuance by CEI of Short-term Debt and Debentures for the issuance by NU of all or part of the NU authorized Short-term Debt and the YES Acquisition Debt. Any short or long-term debt of New CEI which will be secured debt will not be secured by shares of stock or other securities or property of the Utility Subsidiaries.

(v) The Utility Subsidiaries and Intermediate Holding Companies request authority to issue, sell and have outstanding at any one time Short-term Debt in the following aggregate principal amounts:

Utility Subsidiaries     	Aggregate Principal Amount

CECONY                         $800 million
Pike                              2 million
RECO                             60 million
CL&P                          $ 375 million*
WMECO                         $ 250 million*
PSNH                          $ 225 million*#
NAEC                          $ 260 million*#
Yankee Gas                    $ 100 million*
HWP                           $   5 million*
NNECO                         $  75 million*

Intermediate Holding Company     Aggregate Principal Amount

O&R                             $113 million
NU                              $400 million*
YES                            $  50 million*

* The amounts listed above for NU and its subsidiaries were previously authorized by the Commission in Holding Co. Act Rel. No. 35-27328, File No. 70-9755 (December 28, 2000). No increase in such short-term debt limits is being requested in this Application.

# PSNH and NAEC only seek short-term debt authorization for amounts up to 10% of each company's respective net fixed plant, any amount of short-term debt in excess of such amount requires approval of the New Hampshire Public Utilities Commission ("NHPUC").

(vi) New CEI requests authority to provide guaranties and other forms of credit support ("New CEI Guaranties") with respect to the securities or other obligations of its Nonutility Subsidiaries in an aggregate principal or nominal amount not to exceed $2.5 billion at any one time outstanding. NU intends to continue to provide guaranties and other forms of credit support with respect to the securities or other obligations ("NU Guaranties") of the nonutility subsidiaries of NU in an aggregate amount not to exceed $500 million, as authorized through December 31, 2002 in Commission order Holding Co. Act Rel. No. 35-27093 (October 21, 1999). NU herein seeks authority to continue to be able to issue NU Guaranties up to such amount through the Authorization Period. New CEI also requests authority to undertake an additional $500 million of guaranties so that it may assume any of the NU Guaranties it deems necessary and appropriate to acquire. In such event, the New CEI Guaranties could aggregate up to $3.0 billion.

(vii) New CEI and, to the extent not exempt under Rule 52, the Subsidiaries request authority to enter into hedging transactions ("Interest Rate Hedges") with respect to outstanding indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure;

(viii) New CEI requests authority to establish and maintain a corporate services company, by transferring the stock of Northeast Utilities Service Company to New CEI and renaming it Consolidated Edison, Inc. Service Company ("CEISCO") and Nonutility Service Company ("Nonutility ServCo") as subsidiary service companies of New CEI and requests approval of the Service Agreements described herein;

(ix) As permitted by Rule 87(b)(1), Nonutility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted herein;

(x) New CEI requests authority on behalf of any current and future subsidiary formed pursuant to Rule 58 promulgated under the Act ("Rule 58 Subsidiaries") to engage in certain categories of activities permitted thereunder outside the United States;

(xi) New CEI requests authority to acquire the equity securities of one or more special-purpose subsidiaries ("Financing Subsidiaries") organized for the sole purpose of issuing and selling securities, lending, dividending or otherwise transferring the proceeds thereof to New CEI or an entity designated by New CEI, and engaging in transactions incidental thereto, subject to the New CEI Debt Limit and the other conditions set forth herein;

(xii) New CEI requests approval for an agreement among New CEI and the Subsidiaries to allocate consolidated income tax (the "Tax Allocation Agreement") as described herein;

(xiii) New CEI and the Subsidiaries seek authorization to maintain a money pool for companies within the New CEI System (the "New CEI Money Pool") through the Authorization Period;

(xiv) New CEI seeks authorization to include the amount of consolidated retained earnings of NU as of the date immediately prior to the Mergers in New CEI's calculation of its consolidated retained earnings for purposes of Rule 53(a)(1)(ii); <FN1>; and

(xvi) New CEI seeks authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries under one or more new or existing subsidiaries.

_________________

<FN1> Rule 53 (a), subject to conditions specified in Rule 53(b), allows a registered holding company to issue or sell securities equal to up to 50% of its "average consolidated retained earnings" to finance the acquisition of an exempt wholesale generator or foreign utility company.
_________________

D.  Use of Proceeds.

8. The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) the refunding of the Acquisition Debt and the YES Acquisition Debt, (ii) financing, in part, investments by and capital expenditures of New CEI and its Subsidiaries, including, without limitation, the funding of future investments in exempt wholesale generators ("EWG"), Foreign Utility Companies ("FUCO"), Rule 58 Subsidiaries, and exempt telecommunications companies ("ETC"), (iii) the repayment, redemption, refunding or purchase by New CEI or any Subsidiary of any of its own securities from non-affiliates pursuant to Rule 42, and (iv) financing working capital requirements of New CEI and its Subsidiaries.

9. New CEI represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. New CEI states that the aggregate amount of proceeds of financing and New CEI Guaranties approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to New CEI's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of New CEI's "consolidated retained earnings" (also as defined in Rule 53). Further, New CEI represents that proceeds of financing and New CEI Guaranties and NU Guaranties utilized to fund investments in Rule 58 Subsidiaries will adhere to the limitations of that rule. <FN2>

______________________

<FN2>  NU received an order from the Commission authorizing the investment in
Northeast Generation Company, an EWG, in an amount equal to 83% of NU's average consolidated retained earnings ("CRE") (Holding Co. Act Rel. 35-27148(March 7, 2000)). As a result of the Merger, such authorization will no longer be needed as the aggregate EWG and FUCO investment by the New CEI system will be within the safe harbor provisions of Rule 53 (50% of average
CREs).
______________________

E. 	Issuance of Securities; Incurrence of Indebtedness; Provision of
Guarantees and other Credit Support.

1.  Securities Issued In Connection with the Merger

                  a. The Acquisition Debt

10. New CEI is not currently a holding company. Subsequent to the CEI Merger and prior to the closing of the NU Merger, New CEI will be a holding company exempt from the registration requirements of the Act and, thus, will not be subject to Sections 6(a) and 7 of the Act. Subsequent to the Mergers, New CEI will become a registered holding company under the Act. NU now is, and following completion of the Mergers, will continue to be, a registered holding company subject to the provisions of Sections 6(a) and 7 of the Act.

11. In connection with the CEI Merger, each share of CEI common stock will be converted, without exchange or other action of the shareholders, to a share of New CEI common stock. The CEI Merger and the exchange of New CEI common stock thereby contemplated do not require Commission approval under the Act.

12. New CEI will, in connection with the NU Merger, incur the Acquisition Debt and will also issue common stock and deliver cash to the shareholders of NU. New CEI anticipates that the cash portion of the consideration given for the NU Shares will initially be obtained through the issuance of the Acquisition Debt. New CEI requests Commission authorization to issue the Acquisition Debt from time to time through the Authorization Period in an amount sufficient to satisfy the cash portion of the consideration in connection with the NU Merger, estimated not to exceed $2.2 billion, and to refund and replace any and all Acquisition Debt initially issued. The Acquisition Debt may include short or long-term notes, debentures, medium-term notes and hybrid securities and/or borrowings from banks and other financial institutions. Any long-term debt security will have such designations, aggregate principal amounts, maturities, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms and other terms and conditions will be established by negotiation or competitive bidding.

13.	The effective cost of money on short-term Acquisition Debt will not exceed at issuance 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR") Securities. The effective cost of money on long-term Acquisition Debt will not exceed at issuance 500 basis over comparable term U.S. Treasury Securities. The maturity of any such indebtedness will not exceed 50 years from the date of issuance. The underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application will not exceed 5.0 % of the principal or total amount of the financing.

                  b.  Stock Issued

14. The New CEI common stock to be issued to NU and CEI shareholders as consideration in connection with the Mergers has been registered on Form S-4 under the Securities Act of 1933 (Registration No. 333-31390, the "New CEI Registration Statement"). Subject to the rights of any holders of preferred stock of New CEI, if any, each holder of New CEI common stock will be entitled to cast one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Holders of New CEI common stock will be entitled to receive dividends or other distributions as declared by the New CEI Board of Directors at its own discretion. The right of the New CEI Board of Directors to declare dividends, however, will be subject to the rights of any holders of New CEI preferred stock, if any, of New CEI and certain requirements of Delaware law.

15. The New CEI Common Stock is described in the New CEI Registration Statement, which was declared effective by the Commission on March 1, 2000. The New CEI Registration Statement is hereby incorporated by reference herein and listed as Exhibit C-1. New CEI hereby requests authorization to issue up to 60 million shares of New CEI Common Stock to NU shareholders to satisfy the stock portion of the merger consideration.

16. New CEI and its Subsidiaries (including NU and the NU Subsidiaries) seek to maintain their existing financing arrangements and other commitments and to continue to carry on their newly combined business without undue interruption. Consequently, New CEI requests that the Commission authorize New CEI, NU and their respective subsidiaries, through the Authorization Period, to continue to finance their operations in the same manner as prior to closing of the Merger all as more specifically described herein. In that connection, New CEI commits that, from and after the Mergers and for the period through the Authorization Period, New CEI, as the registered holding company parent of the combined consolidated CEI-NU system, will maintain and will cause each of its public utility subsidiaries to maintain at least 30% common equity in its respective capital structure, except that under certain circumstances set forth in an application/declaration on Form U-1 filed by NU in File No. 70-9541 related to restructuring of the electric industry in New England, NU's consolidated common equity ratio, and the common equity ratio of NU's utility subsidiaries may, as allowed by Commission order therein (Holding Co. Act Rel. No. 35-27147, File No. 70-9541, March 7, 2000), decline below 30% for the periods described therein. Following the Mergers, New CEI's consolidated common equity ratio is not expected to fall below 30% and, as a result of utility restructuring, New CEI and NU commit that the common equity ratio of NU will be restored above 30% by December 31, 2002. In File No. 9541, NU had anticipated that NU's common equity ratio would be above 30% by December 31, 2001. That estimate was based on an anticipated issuance of rate reduction bonds during the first half of 2000. This new date is based on the fact that, because of delays by regulators in approving such issuance, no bonds have yet been issued. NU expects that, as of the end of each fiscal year set forth below, its consolidated common equity ratio will be as follows:

  Year                      Ratio

2001                        27.87%
2002                        30.01%
2003                        31.82%
2004                        34.82%
2005                        37.58%


2.  Post-Merger Financing

a.  New CEI

i.  Financing Arrangements

17. CEI currently maintains in effect two revolving credit agreements which will be assumed by New CEI pursuant to the CEI Merger. The first is a $175,000,000 facility with seven major banks which terminates on December 3, 2003. The second is a $175,000,000 facility with thirteen major banks which terminates on November 28, 2001 (collectively, the "CEI Credit Facility").

18. CEI may borrow directly against these facilities or may use them to support the issuance of commercial paper, which is sold through dealers to the market, at a discount from par.

19. In addition, CEI may borrow funds from Hawkeye Funding ("Hawkeye"). Hawkeye is a limited partnership and is the lessor on a synthetic lease of a generating station which is currently under construction. This station will be leased to Newington Energy, LLC ("Newington"), an indirect subsidiary of CEI. Hawkeye will lend funds to CEI up to the amount of the unexpended proceeds of a debenture issued by Hawkeye for the purpose of providing construction funding for the generating station.

20. As discussed above, New CEI will incur the Acquisition Debt to finance the cash component of the consideration to be paid to NU shareholders in connection with the NU Merger. In addition, it is possible that, prior to the Mergers, CEI will seek to increase the commitments of the lenders, and borrow, under the CEI Credit Facility and/or enter into additional credit facilities renewing, extending and/or replacing the CEI Credit Facility.

21. New CEI hereby requests Commission authorization to assume and maintain in effect the above described financing arrangements, any additional financing arrangements entered into by CEI prior to the completion of the Mergers and any amendments, renewals, extensions or replacements thereof entered into prior to completion of the Mergers, obligations under which will not in the aggregate exceed the New CEI Debt Limit. New CEI further requests authority through the Authorization Period for New CEI to amend, renew, extend and/or replace any financing arrangement entered into by CEI prior to completion of the Mergers and which remains in effect on the date the Mergers are completed and to enter into additional financing arrangements similar to those described above for the period from and after the Mergers through the Authorization Period; provided that the aggregate principal amount of debt obligations incurred by New CEI (including the debt assumed from CEI and the Acquisition Debt) pursuant to this request for authorization shall not exceed the New CEI Debt Limit, the cost of money relative to such financing (including the Acquisition Debt) shall not exceed 500 basis points over LIBOR for comparable short term debt or variable rate debt or 500 basis points over comparable Treasury Securities for long term debt and the final maturity of securities issued shall not exceed 50 years from date of issuance. Any underwriting fees, commissions or other similar remuneration paid in connection with the issuance of this debt, will not exceed 5.0% of the principal or total amount of the financing. New CEI commits to only issue Long-term Debt that is at the investment grade level as established by a nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. Further, New CEI commits that any secured short or long-term debt which it issues will not be secured by shares of stock or other securities or property of the Utility Subsidiaries.

22. Within 90 days following completion of the Mergers, New CEI will, pursuant to Rule 24, notify the Commission of all financing arrangements entered into by CEI prior to the Mergers and which will be assumed by New CEI and remain in effect upon the closing of the Mergers. Thereafter, New CEI will, pursuant to Rule 24, notify the Commission of all New CEI financings occurring within any fiscal quarter of New CEI within 60 days following the end of such fiscal quarter.

23. In addition to the foregoing financing facilities, CEI also supports the operations of its non-utility subsidiaries through capital contributions, guarantees and other support arrangements. New CEI's non-utility businesses will be principally conducted through "Non-Utility Holding Company," a new wholly owned subsidiary of New CEI (together with its subsidiaries, the "Non-Utility Subsidiaries.") The Non-Utility Subsidiaries are principally involved in energy-related and telecommunications businesses.

    ii. Preferred Stock

24. The Preferred Stock for which New CEI is seeking authorization to issue after the Mergers is described in the New CEI Registration Statement. The New CEI Board of Directors has the full authority permitted by law to issue the Preferred Stock in one or more classes or series and, with respect to each class or series, to determine the voting powers, if any, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of any class or series of preferred stock, except that holders of Preferred Stock will not be entitled to more than one vote for each share of Preferred Stock held. The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Stock and the qualifications, limitations or restrictions, if any, thereof may differ from those of any other classes or series at any time outstanding. Except as otherwise required by law, as provided in the certificate of incorporation or as determined by the New CEI Board of Directors, holders of Preferred Stock will not have any voting rights and will not be entitled to any notice of shareholder meetings.

iii. Financing Subsidiaries

25. New CEI requests authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of such companies through the issuance of long-term debt or equity securities, including but not limited to hybrid securities, to third parties and the transfer of the proceeds of such financings by such Financing Subsidiaries to New CEI or to a Subsidiary, as the case may be. New CEI may, if required, guaranty or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries may also provide guaranties and enter into expense agreements, if required, on behalf of any Financing Subsidiaries which they organize pursuant to Rules 45(b)(7) and 52, as applicable.

26. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on New CEI Guaranties or NU Guaranties, as the case may be, set forth above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guaranty not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on New CEI Guaranties or NU Guaranties, as the case
may be.   The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See NiSource, Inc. et al., Holding Co. Act Rel. 27265 (November 1, 2000), New Century Energies, Inc., et al., Holding Co. Act Rel. No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Rel. No. 27053 (July 23, 1999).

    iv.  New CEI Investment in and Support of the Non-Utility Subsidiaries.

27. As of December 31, 2000, CEI had issued guaranties ("CEI Guaranties") which guarantee payment and performance obligations of the Non-Utility Subsidiaries up to approximately $700 million, pursuant to various agreements, which guaranties will be assumed by New CEI as a result of the CEI Merger. A current list of CEI Guarantees is attached as Exhibit K-2. In addition, NU has Commission authorization to issue up to $500 million in NU Guaranties (Holding Co. Act Release No. 27093). It is expected that some of the NU Guaranties may be assumed by New CEI.

28. New CEI hereby requests authorization to maintain in place the CEI Guaranties and other credit support arrangements outstanding at the time of the Mergers. New CEI further requests authorization for the period from and after the Mergers through the Authorization Period to provide additional guaranties or other credit support for the Non-Utility Subsidiaries, including through the assumption of NU Guaranties; provided that the aggregate amount guaranteed by New CEI pursuant to this authorization does not exceed $2.5 billion or up to $3.0 billion if New CEI has to assume the NU Guaranties. Securities issuances, including guaranties and other credit support, made by New CEI and the other Non-Utility Subsidiaries will be effected in compliance with all applicable laws and regulations, including, if applicable, the Act and Rule 52. NU requests that the Commission grant NU authorization to issue up to $500 million in Guaranties to support the existing nonutility subsidiaries of NU through the Authorization Period replacing the authority granted in Commission Order 35-27093. New CEI and NU believe that, subsequent to the Mergers, certain beneficiaries of the NU Guaranties may seek an assumption by New CEI of the NU Guaranties, in effect obtaining a replacement of the NU Guaranties by New CEI Guaranties. For that reason, in addition to the $2.5 billion of New CEI Guaranties for which authorization is sought herein, New CEI requests authority to assume or replace some or all of the NU Guaranties up to an additional $500 million.
In no event will the sum of the aggregate amount of outstanding guaranties issued by NU and the aggregate amount of NU Guaranties assumed or replaced by New CEI Guaranties exceed $500 million.

29. Within 90 days following completion of the Mergers, New CEI will, pursuant to Rule 24, notify the Commission of all equity investments in, and guaranties or other credit support for or on behalf of, the Non-Utility Subsidiaries made or provided prior to the Mergers and which will remain in effect upon closing of the Mergers. Thereafter, New CEI will, pursuant to Rule 24, notify the Commission of all further equity investments in, and guaranties or other credit support for or on behalf of, the Non-Utility Subsidiaries made or provided during any fiscal quarter of New CEI within 60 days following the end of such fiscal quarter.

v.  Investment in EWGs and FUCOs and Calculation of CREs.

30. Each of CEI and NU holds investments in various EWGs and FUCOs. CEI's specific EWG and FUCO investments are described in detail in Exhibit J-1.

31. NU owns one EWG, Northeast Generation Company ("NGC"), which owns and operates various hydro-electric and pumped storage electric generation plants in Massachusetts and Connecticut. This EWG investment is described in more detail in NU's application/declaration on Form U-1, as amended, in File No. 70-9543. On a pro forma consolidated basis, at September 30, 2000, CEI and NU together had invested $644.8 million in EWGs and FUCOs which represents approximately 12.9% of New CEI's pro forma "average consolidated retained earnings" for the last four quarterly periods ("CREs") (as calculated for purposes of Rule 53) as of September 30, 2000 ($5 billion), after giving effect to the accounting treatment for the Mergers which does not include the amount of NU's CREs in the calculation of New CEI's CREs. This percentage is well within the "safe harbor" provisions of the Rules. However, if the Commission grants the request herein to credit to New CEI's CREs the amount of NU's "average" CREs immediately prior to the Mergers (approximately $639.5 million at September 30, 2000), the percentage decreases to approximately
11.4 %.

b.  The Intermediate Holding Companies and the Utility Subsidiaries

32. The Intermediate Holding Companies and the Utility Subsidiaries currently maintain in effect the following credit and financing facilities:

33. CECONY maintains two revolving credit agreements. The first is a $375,000,000 facility with eight major banks which terminates December 23, 2002. The second is a $125,000,000 facility with thirteen major banks which terminates on November 28, 2001. CECONY may enter into additional revolving credit facilities aggregating up to an additional $300 million.

34. O&R maintains a $100,000,000 facility with thirteen major banks which terminates on November 28, 2001.

35. CECONY and O&R may borrow directly against these facilities or may use them to support the issuance of commercial paper, which is sold through dealers to the market, at a discount from par.

36. These facilities do not include letters of credit supporting CECONY and O&R tax-exempt debt. The debt issues of CEI's subsidiaries themselves are listed in Exhibit K-1

37. NU maintains a short-term Credit Agreement dated as of November 17, 2000 ("NU Credit Agreement"), among NU and several banks with United Bank of California as Administrative Agent. The NU Credit Agreement provides a credit facility of up to $400 million comprised of borrowing commitments and letter of credit commitments. The NU Credit Agreement has a termination date of November 16, 2001. NU also maintains a short term credit facility in the amount of $266 million for the YES Acquisition Debt which terminates February 28, 2001.

38. Also outstanding is a short-term Credit Agreement dated as of November 17, 2000 ("Regulated Credit Agreement"), among CL&P and WMECO on the one hand and several banks with Citibank, N.A. as Administrative Agent on the other. The Regulated Credit Agreement provides a credit facility of up to $350 million comprised of borrowing commitments. The Regulated Credit Agreement has a termination date of November 16, 2001.

39. On November 9, 2000 NAEC entered into an unsecured $200 million 364-day Term Credit Agreement with four banks which was approved by the NHPUC.

40. Yankee Gas currently has a revolving line of credit of $60 million, which was extended on November 17, 2000, to a termination date of November 16, 2001.

41. The financing arrangements of the Utility Subsidiaries described above which are in excess of one year are subject to approval of the respective state utility commission and therefore would be exempt from the Act pursuant to Rule 52 thereunder. New CEI hereby requests, on behalf of the Intermediate Holding Companies and the Utility Subsidiaries, to the extent not exempted by Rule 52(a), Commission authorization to maintain in effect the above described financing arrangements which are jurisdictional to the Commission, any additional financing arrangements entered into by such Intermediate Holding Companies and Utility Subsidiaries prior to the completion of the Mergers and any amendments, renewals, extensions or replacements thereof entered into prior to completion of the Mergers. These financing arrangements are not expected to exceed $800 million in the case of CECONY, $113 million in the case of O&R, $2 million in the case of Pike, $60 million in the case of RECO, $375 million in the case of CL&P, $250 million in the case of WMECO, $225 million in the case of PSNH, $260 million in the case of NAEC, $100 million in the case of Yankee Gas, $5 million in the case of HWP, $75 million in the case of NNECO, $400 million in the case of NU and $50 million in the case of YES (collectively, the "New CEI Subsidiary Limits"). Any Utility Subsidiary financing arrangements in excess of one year will be subject to the approval of the appropriate state regulatory agency and will be exempt from the Act under Rule 52.

42. New CEI further requests, on behalf of the Intermediate Holding Companies and the Utility Subsidiaries, to the extent not exempted by Rule 52(a), Commission authorization, during the period from and after the Mergers through the Authorization Period, to amend, renew, extend and/or replace any financing arrangement entered into by the Intermediate Holding Companies and the Utility Subsidiaries prior to completion of the Mergers and which remain in effect on the date the Mergers are completed; provided that no such amendments, renewal, extension and/or replacement which is effected following completion of the Mergers shall exceed the respective New CEI Subsidiary Limits, or provide for a cost of money to exceed 500 basis points over LIBOR for comparable short term or variable rate debt unless the Commission shall otherwise approve or such amendment, renewal, extension and/or replacement shall not require Commission approval under the Act and the rules and regulations promulgated thereunder. New CEI further requests, on behalf of the Intermediate Holding Companies and the Utility Subsidiaries, to the extent not exempted under Rule 52(a), authorization to enter into additional financing arrangements similar to those described above for the period from and after the Mergers through the Authorization Period; provided that the cost of money relative to such financing shall not exceed 500 basis points over LIBOR for comparable term securities; the final maturity of securities issued shall not exceed 364 days and the additional aggregate principal amount of debt obligations incurred by the CEI Utility Subsidiaries shall not exceed the respective New CEI Subsidiary Limit. <FN3>.

_________________________

<FN3>  PSNH and NAEC require the approval of the NHPUC to incur short-term debt in excess of 10% of their respective net plants (as of June 30, 2000 $68.6 million in the case of PSNH and $53.3 million in the case of NAEC.) Authorization is sought herein for short term borrowings of PSNH and NAEC up to 10% of their respective net plant with a maximum of $225 million for PSNH and $260 million for NAEC.
_________________________

F.  New CEI Money Pool

43. New CEI and the Subsidiaries propose establishing a system-wide Money Pool (the "Money Pool"), in which New CEI and the Subsidiaries (other than CEISCO and any FUCO subsidiary of New CEI) will be participants and which will be administered and maintained through the Authorization Period by CEISCO, at cost, under the direction of an officer in the CEISCO Treasury Organization. <FN4> The Money Pool will consist principally of surplus funds in the treasury of Money Pool participants, including New CEI. The funds available to the Money Pool will be loaned on a short-term basis to those Subsidiaries, other than any public utility holding company, including NU, YES and O&R, any EWG or FUCO, including NGC, Consolidated Edison Energy Massachusetts, Inc. ("CEEMI"), Lakewood Cogeneration LP ("Lakewood") and CED/SCS Newington, LLC ("CED/SCS"), and any direct or indirect exempt telecommunications company subsidiary of New CEI, including Mode 1, Inc. ("Mode 1") and Consolidated Energy Communications, Inc. ("CECI", and together with NU, YES, O&R, NGC, CEMMI, Lakewood, CED/SCS and Mode 1, the "Nonborrowing Companies"), that have a need for short-term funds, subject to certain limitations described therein <FN5>. Funds would be made available from such sources in such order as CEISCO, as administrator of the Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Money Pool participant at any time has surplus funds to lend to the Money Pool or shall lend funds to the Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit L-1 for a copy of the Form of Money Pool Agreement.
____________________
<FN4> CEISCO will not be a member of the Money Pool and seeks authorization to administer the Money Pool solely under Section 13 of the Act and Rules 90 and 91.

<FN5> Under Massachusetts law. WMECO may not invest in its affiliates through the money pool without specific Massachusetts Department of Telecommunication and Energy ("MDTE") approval. Such approval has not yet been sought. The Applicants request that the Commission authorize the participation by WMECO in the Money Pool but reserve jurisdiction over any contributions of funds by WMECO to the Money Pool pending completion of the record.
___________________

44. Borrowings from the Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof and, for the Utility Subsidiaries, will count towards the short term debt limit sought herein. No party would be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Money Pool would be made to, and no borrowings through the Money Pool would be made by the Nonborrowing Companies. Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements;
(iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" (or "A-1" or "P-1" or their equivalent for short term debt) by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) moneymarket funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder and, with respect to contributions from WMECO, approved by the Massachusetts Department of Telecommunications and Energy pursuant to Massachusetts General Laws Chapter 164, Section 17A and the regulations thereunder.

45. In addition to surplus funds, funds borrowed by New CEI through the issuance of short-term notes or other borrowings, by selling commercial paper are a source of funds for making loans or open account advances to certain of its Subsidiaries through the Money Pool. The potential recipients of such open account advances will be all the companies in the New CEI System with the exception of the Nonborrowing Companies. Such sorts of arrangements are anticipated to result in a reduction in borrowing costs to the recipients because the parent often has access to funds at lower interest rates than its subsidiaries and/or because the transaction costs of arranging several small financings to meet the needs of the smaller subsidiaries are higher than the costs of arranging one larger financing by the parent. The amounts to be borrowed by New CEI for the purpose of making open account advances and to be borrowed through the Money Pool by the Subsidiaries (other than the Nonborrowing Companies) will also be subject to the short-term limits on the aggregate amount outstanding for which approval is sought in this filing.

46. PSNH and NAEC are currently prohibited, by New Hampshire statute from borrowing short-term funds in excess of 10% of their respective net fixed plant, without NHPUC authorization.

47. Accordingly, the Applicants request that the Commission approve the participation by PSNH and NAEC in the new CEI Money Pool, to the extent the borrowings of each company through the New CEI Money Pool, when aggregated with each company's outstanding short-term debt do not exceed 10% of each Company's respective net plant, up to $225 million in the case of PSNH and $260 million in the case of NAEC.

48. Money Pool transactions will be designed to match, on a daily basis, the available cash of New CEI and the Subsidiaries and the short-term borrowing requirements of the Subsidiaries (other than the Nonborrowing Companies), thereby minimizing the need for short-term borrowings to be made by the Subsidiaries (other than the Nonborrowing Companies) from external sources. To this end, it is anticipated that the short-term borrowing requirements of the Subsidiaries (other than the Nonborrowing Companies) will be met, in the first instance, with the proceeds of borrowings available through the Money Pool, and thereafter, to the extent necessary, with the proceeds of external short-term borrowings. Those participants in the Money Pool without access to the commercial paper market will have priority as borrowers from the Money Pool, and all the companies in the New CEI system, with the exception of the Nonborrowing Companies, will be eligible to borrow through the Money Pool from the proceeds of external borrowings by New CEI. If at any time there are funds remaining in the Money Pool after satisfaction of the borrowing needs of the borrowers, CEISCO, as agent for the Money Pool, will invest those funds as described above and allocate the earnings on any such investments among the Money Pool participants, providing such excess funds on a pro rata basis according to the amount of the funds so provided.

49. All borrowings from and contributions to the Money Pool, including the open account advances, will be documented and will be evidenced on the books of each participant that is borrowing from or contributing surplus funds to the Money Pool. Any participant contributing funds to the Money Pool may withdraw those funds at any time without notice to satisfy its daily need for funds. Loans made by the Pool will be open account advances for periods of less than 12 months, although the Agent may receive upon demand a promissory note evidencing the transaction. All loans made by the Pool from Surplus Funds are payable on demand by the Agent, except for loans from the proceeds of external borrowings by New CEI at any time without premium or penalty and will bear interest for both the borrower and lender, payable monthly, equal to the daily Federal Funds Effective Rate as quoted by the Federal Reserve Bank of New York. Loans from the proceeds of external borrowings by New CEI will bear interest at the same rate paid by New CEI on its borrowings, and no such loans may be prepaid unless New CEI is made whole for any additional costs that may be incurred because of such prepayment. New CEI will be fully reimbursed for all costs that it incurs in relation to loans made to the other participants.

50. New CEI and the Subsidiaries believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the borrowing companies than the comparable cost of external short-term borrowings, and that the yield to the Subsidiaries contributing available funds to the Money Pool will generally be the same as the typical yield on short-term investments. However, if on any given day the funds available through the Money Pool are insufficient to satisfy the short-term borrowing requirements of a Subsidiary, such Subsidiary may effect short-term borrowings through lending institutions and/or through the sale of commercial paper, if appropriate.

51. New CEI and the Nonutility Subsidiaries hereby request that, to the extent borrowings from the money pool by the Nonutility Subsidiaries are not exempt under Rule 52, there be no limit on borrowings made through the money pool by the Nonutility Subsidiaries (other than the Nonborrowing Companies). A limit on Nonutility Subsidiary borrowing could result in unnecessary third party borrowing by the New CEI System. For example, if the Nonutility Subsidiary had a pre-arranged limit (i.e. $15 million), there could exist a scenario where some Subsidiaries have money invested in the Money Pool but a certain Nonutility Subsidiary might have a need to borrow more than its limit. Even though there would be funds available in the Money Pool, the Nonutility Subsidiary who had reached its borrowing limit would have to make a borrowing directly from New CEI of funds borrowed by New CEI from external sources, while the excess funds in the Money Pool which would not be available to such Nonutility Subsidiary would be invested with third parties. This series of transactions would be ineffective and detrimental to the New CEI System, as a whole. Accordingly, New CEI, on behalf of the Nonutility Subsidiaries (other than the Nonborrowing Companies), requests that, to the extent borrowings through the Money Pool are not exempt under Rule 52, there be no limit on the amount of borrowings which the Nonutility Subsidiaries (other than the Nonborrowing Companies) may make through the Money Pool. A similar request was made by Conectiv and granted by the Commission in Holding Co. Act Rel. No. 12711 (December 14, 1999).

G.  Consolidation and Reorganization of Nonutility Subsidiaries

52. New CEI may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries under one or more new or existing subsidiaries. To effect any such consolidation or other reorganization, New CEI could, among other things, directly or indirectly contribute to a new or existing subsidiary all of the outstanding equity securities of one or more Nonutility Subsidiaries or sell the equity securities of one or more Nonutility Subsidiaries to a new or existing subsidiary. Alternatively, a Nonutility Subsidiary could dividend the securities of one or more Nonutility Subsidiaries to a new or existing subsidiary.

53. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, New CEI hereby requests authorization under the Act to consolidate or otherwise reorganize, under one or more new or existing subsidiaries, New CEI's ownership interests in one or more of Nonutility Subsidiaries not currently owned, directly or indirectly, by a utility company, the acquisition of the securities of which is exempt from Commission approval under the Act. As indicated above, such transactions may take the form of such Nonutility Subsidiaries selling, contributing or transferring in the form of a dividend to new or existing subsidiaries, and such subsidiaries acquiring, directly or indirectly, the equity securities of such Nonutility Subsidiaries. Each such transaction would be effected in compliance with all applicable state or foreign laws and accounting requirements, and any sale transaction would be effected for a consideration equal to the book value of the equity securities of the Nonutility Subsidiary being sold. New CEI will report on the completion of each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this File.

H.  Payment of Dividends by New CEI Nonutility Subsidiaries.

54. New CEI also requests authorization, on behalf of CEI's current and New CEI's future non-exempt Nonutility Subsidiaries, other than Nonutility Subsidiaries which are NU Subsidiaries and other than Nonutility Subsidiaries that are subsidiaries of public utility companies, that such companies be permitted to pay dividends to each subsidiary's direct parent with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus. This type of authorization has been granted to NU (see, Northeast Utilities, et al., Holding Co. Act Rel. No. 35-27147 (March 7, 2000)) through December 31, 2005. The Applicants request that this order remain in effect after the Mergers but only through the Authorization Period. The Commission has also granted similar approvals to other registered holding companies. (See Entergy Corporation, et al., Holding Co. Act Rel. No. 35-27039 (June 22, 1999); Interstate Energy Corporation, et al., Holding Co. Act Rel. No. 35-27069 (August 26, 1999)).

55. New CEI anticipates that there may be situations in which one or more of such Nonutility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend to its direct parent would have to be charged, in whole or in part, to capital or unearned surplus.

56. Further, there may be periods during which unrestricted cash available for distribution by such Nonutility Subsidiary exceeds current and retained earnings due, for example, to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

57. New CEI, on behalf of each such current and future non-exempt Nonutility Subsidiary represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. New CEI also states that the Nonutility Subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

58. Accordingly, Consolidated Edison Communications, Inc., Consolidated Edison Energy, Inc., Consolidated Edison Development, Inc. ("CEDI") and Consolidated Edison Solutions, Inc. seek authorization to pay dividends out of capital and unearned surplus to New CEI; CED Ada, Inc., Consolidated Edison Leasing, Inc., Carson Acquisition, Inc., Con Edison Leasing, LLC., CEDST, LLC, CED/SCS Newington, LLC, CED Generation Holding Company, LLC, Consolidated Edison Energy Massachusetts, Inc., CED-GTM 1, LLC, seek authorization to pay dividends out of capital and unearned surplus to CEDI; CED Management Company, Inc., CED Operating Company, L.P., Lakewood Cogeneration, L.P., and CED-Lakewood Inc. seek authorization to pay dividends out of capital and unearned surplus to CED Generation Holding Company; and CED Generation Lakewood Company seeks authorization to pay dividends out of capital and unearned surplus to CED Lakewood Inc. Ada Cogeneration L.P. seeks authorization to pay dividends out of capital and surplus to CED/DELTA Ada, LLC and CED/DELTA Ada, LLC seeks authorization to pay dividends out of capital and surplus to CED Ada, Inc. Newington Energy, LLC . seeks authorization to pay dividends out of capital and surplus to CED/SCS Newington, LLC GTM Energy, LLC. seeks authorization to pay dividends out of capital and surplus to CED-GTM 1, LLC. CED 42, LLC seeks authorization to pay dividends out of capital and surplus to CEDST, LLC. Lakewood Cogeneration, L.P. seeks authorization to pay dividends out of capital and surplus to CED-Lakewood, Inc. and CED Generation Lakewood Company.

I. Establishment of Service Companies and Approval of Service Agreements.

59. As noted below, New CEI intends to establish an arrangement for the system-wide provision of services that conforms to traditional Commission precedent with respect to both the number of service companies within the combined system and traditional pricing terms under the Commission's "at-cost" rules.

60. As an exempt holding company, CEI currently provides a number of services to its affiliates and subsidiaries principally through its regulated subsidiaries CECONY and O&R. As a registered holding company, NU established Northeast Utilities Service Company ("NUSCO") in 1966 as a service company pursuant to Section 13(b) of, and Rule 88 under, the Act. The basic form of service agreement, including exhibits thereto which described the services offered and methods of allocation of costs, was an exhibit to NU's application-declaration seeking authority for NUSCO and made effective by the Commission. In addition, NU has filed an application/declaration on Form U-1 on February 28, 2000 seeking authorization to create and maintain a service company for its nonutility subsidiaries.

61. As part of their business combination, CEI and NU anticipate centralization of some of the service functions in the combined company but have not yet completed their analysis of how best to accomplish this goal, a task that is not expected to be completed until after the consummation of the Mergers. However, New CEI, in accordance with the order of the NHPUC approving the Merger (see discussion below), currently anticipates forming two subsidiary service companies to perform services for the companies in the New CEI System. In that connection, prior to closing of the Mergers, New CEI anticipates that it will establish one new subsidiary service company, Nonutility ServCo as a subsidiary of newly-formed Non-Utility Holding Company, and immediately subsequent to the merger, NU will transfer to New CEI, through sale, at book value, all of the stock of NUSCO, which will be renamed and is referred to herein as CEISCO. CEISCO and Nonutility ServCo will, subsequent to the Mergers, assume from CECONY, O&R and NUSCO all of the service functions currently performed for affiliates by CECONY, O&R and NUSCO, however, such an assumption of duties will require study and analysis. Accordingly, the Applicants request a transition period of 15 months from the date of the Order issued herein before being required to effectuate these changes. CEISCO will be a direct subsidiary of New CEI and Nonutility ServCo will be a direct subsidiary of the proposed Non-Utility Holding Company. Employees performing such functions will become employees of either Nonutility ServCo or CEISCO. Upon closing of the Mergers, New CEI and the Subsidiaries (including the Non-Utility Subsidiaries) will enter into a new single systemwide Service Agreement with CEISCO and the Nonutility subsidiaries will also enter into a Nonutility Service Agreement with Nonutility ServCo. New CEI seeks authorization for it and its Subsidiaries from the Commission to enter into the form of Service Agreement annexed as Exhibit M-1 with CEISCO which contemplates that the services to be offered to system companies may include, but will not be limited to:

   1. Accounting. CEISCO will offer advice and assistance to system companies in accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports, and the processing of certain accounts such as accounts payable, payroll, customer and cash management.

   2. Auditing. CEISCO's internal auditing staff will provide periodic auditing of the accounting records and other records maintained by system companies, coordinating their examination, where applicable, with that of independent public accountants.

   3. Legal and Regulatory. CEISCO will offer advice and assistance with respect to legal and regulatory issues as well as regulatory compliance, including 1935 Act authorizations and compliance and regulatory matters under other Federal and State laws.

   4. Information Technology, Electronic Transmission and Computer Services. CEISCO will provide the organization and resources for the operation of an information technology function including the operation of a centralized data processing facility and the management of a telecommunications network.

   5. Software Pooling. CEISCO will accept from system companies ownership of and rights to use, assign, license or sublicense all software owned, acquired or developed by or for system companies, if any, which system companies can and do transfer or assign to it. CEISCO will preserve and protect the rights to all such software to the extent reasonable and appropriate under the circumstances; to license system companies, on a non-exclusive, no-charge or at-cost basis, to use all software which the relevant service company has the right to sell, license or sublicense; and, at the relevant system companies' expense, to permit system companies to enhance any such software and to license others to use all such software and enhancements to the extent that CEISCO shall have the legal right to so permit.

   6. Employee Benefits/Pension Investment. CEISCO will provide central accounting for employee benefit and pension plans of system companies.

   7. Employee Relations. CEISCO will advise and assist system companies in the formulation and administration of employee relations policies and programs relating to the relevant system companies' labor relations, personnel administration, training, wage and salary administration and safety.

   8. Operations. CEISCO will advise and assist system companies in the study, planning, engineering and construction of facilities of each system company and of the System as a whole, and will advise, assist and manage the planning, engineering (including maps and records) and construction operations of system companies electing this service.

   9. Executive and Administrative. CEISCO will advise and assist system companies in the solution of major problems and in the formulation and execution of the general plans and policies of system companies electing this service. CEISCO will advise and assist system companies as to operations, the issuance of securities, the preparation of filings arising out of or required by the various Federal and State securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of system companies before regulatory bodies, proposals for capital expenditures, budgets, financing, acquisition and disposition of properties, expansion of business, rate structures, public relationships and other related matters.

   10. Business & Operations Services. CEISCO will advise and assist system companies in all matters relating to operational capacity and the preparation and coordination of operating studies. Additionally, CEISCO will perform general administrative support services, including travel services, aviation, fleet, mail and facilities management.

   11. Risk Management. CEISCO will advise and assist system companies in securing requisite insurance, in the purchase and administration of all property, casualty and marine insurance, in the settlement of insured claims and in providing risk prevention advice.

   12. Environmental Compliance. CEISCO will provide consulting, cleanup and other service activities as required to ensure full compliance with applicable environmental statutes and regulations.

   13. Corporate Planning. CEISCO will advise and assist system companies in studying and planning in connection with operations, budgets, economic forecasts, capital expenditures and special projects.

   14. Purchasing. CEISCO will advise and assist system companies in the purchase of materials, supplies and services, will conduct purchase negotiations, prepare purchasing agreements and will administer programs of material control.

   15. Rates. CEISCO will advise and assist system companies in the analysis of their rate structure in the formulation of rate policies and in the negotiation of large contracts. CEISCO will also advise and assist system companies in proceedings before regulatory bodies involving the rates and operations of system companies and of other competitors where such rates and operations directly or indirectly affect system companies.

   16. Research. CEISCO will investigate and conduct research into problems relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy and other services.

   17. Tax. CEISCO will advise and assist system companies in the preparation of Federal and other tax returns, and will generally advise system companies as to any problems involving taxes including the provision of due diligence in connection with acquisitions.

   18. Corporate Secretary. CEISCO will provide all necessary functions required of a publicly held corporation; coordinating information and activities among shareholders, the transfer agent, and Board of Directors; providing direct services to security holders; preparing and filing required annual and interim reports to shareholders and the SEC; conducting the annual meeting of shareholders and ensuring proper maintenance of corporate records.

   19. Investor Relations. CEISCO will provide fair and accurate analysis of New CEI and its operating subsidiaries and its outlook within the financial community, enhancing New CEI's position in the energy industry; balancing and diversifying shareholder investment in New CEI through a wide range of activities; providing feedback to New CEI and its operating subsidiaries regarding investor concerns, trading and ownership; holding periodic analysts meetings; and providing various operating data as requested or required by investors.

   20. Customer Service. CEISCO will provide services and systems dedicated to customer service, including billing, remittance, credit, collections, customer relations, call centers, energy conservation support and metering

   21. Treasury/Finance. CEISCO will provide services related to managing all administrative activities associated with financing, including management of capital structure; cash, credit and risk management activities; investment and commercial banking relationships; oversight of decommissioning trust funds and general financing activities.

   22. External Affairs. CEISCO will provide services in support of corporate strategies for managing relationships with federal, state and local governments, agencies and legislative bodies. CEISCO will formulate and assist with public relations and communications programs and administration of corporate contribution and community affairs programs.

   23 . Office Space and Equipment. CEISCO will assist in the leasing of land, buildings, furnishings and equipment, including computer hardware and software and transportation equipment.

62.	As compensation for services performed, the Services Agreement will provide for the client companies to pay to CEISCO the cost of such services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards. Under the terms of the Service Agreement, CEISCO will render services to the subsidiary companies of New CEI at cost. CEISCO will account for, allocate and charge its costs of the services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service Companies. Costs incurred in connection with services performed for a specific subsidiary company will be billed 100% to that subsidiary company. Where more than one company is involved in or has received benefits from a service performed, the Services Agreement will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in a schedule to the Services Agreement. Indirect costs incurred by CEISCO which are not directly allocable to one or more subsidiary companies will be allocated in proportion to how either direct salaries or total costs are billed to the subsidiary companies depending on the nature of the indirect costs themselves. The time CEISCO employees spend working for each subsidiary will be billed to and paid by the applicable subsidiary on a monthly basis, based upon time records. Each subsidiary company will maintain separate financial records and detailed supporting records showing CEISCO's charges. A copy of the Policies and Procedures concerning the New CEI Service Companies is attached hereto as Exhibit M-2. Thus, charges for all services provided by CEISCO to affiliated Utility Subsidiaries and Nonutility Subsidiaries will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.

63. NU and CEI believe that their approach to service company arrangements provides them with the appropriate degree of flexibility to integrate their operations in a manner consistent with applicable laws and regulations. CEISCO will provide general administrative and corporate services system wide to all system companies. Nonutility ServCo will provide specified competitive services to the Nonutility Subsidiaries. This is in compliance with the order issued by the NHPUC (See Exhibit O-1). In that order the NHPUC stated

"In summary, then, we approve the Merger Settlement Agreement and will permit Consolidated Edison to consummate the merger contemplated in the Petition. However, in addition to the commitments made by the Joint Petitioners in the Merger Settlement Agreement, our approval is expressly conditioned on the Joint Petitioners agreeing to the following conditions:

4. Subsequent to the merger, Consolidated Edison will form separate service companies to provide services to its regulated and unregulated subsidiaries."

   NHPUC Order No. 23,594, Docket No. DE 00-009, December 6, 2000, slip op. at 117.

64. The services that Nonutility ServCo is expected to provide to the Nonutility Subsidiaries include, without limitation, employee recruiting, engineering, hedging and financial derivatives and arbitrage services, electric purchasing for resale, purchasing of electric transmission, system operations and marketing. Moreover, the Commission has found in similar (albeit considerably more complex) circumstances that the simplicity requirements of Section 11(b)(2) of the Act are aimed at preventing the "leverage and pyramiding device" that gave rise to the Act and that those requirements do not prohibit the organization of additional service companies in the same holding company system to the extent it "offers various benefits," including "afford[ing] separation between the utility and non-utility businesses [within the holding company system]," especially where it is legally required. Entergy Corp., Holding Co. Act Rel. No. 27039 (June 22,
1999).  See, also, Entergy Corp., Holding Co. Act Rel. No. 26322 (June 30,
1995). Here, as in the Entergy matter, the formation of Nonutility ServCo will allow the Applicants and the other companies in the New CEI system to separate their regulated utility and the competitive non-utility businesses and afford stronger compliance with code of conduct requirements that may arise in the jurisdictions in which the New CEI companies do business. The Nonutility ServCo Service Agreement will be substantially identical to the CEISCO Service Agreement filed as Exhibit M-1 hereto.

65. No change in the organization of CEISCO or Nonutility ServCo, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until New CEI shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify New CEI within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until New CEI shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

66. Rule 88 (b) provides that "(a) finding by the commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by (Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13- 1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994). In this Application, New CEI has submitted substantially the same application information as would have been submitted in a Form U-13-1.

67. Accordingly, it is submitted that it is appropriate to find that CEISCO and Nonutility ServCo will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

68. Accordingly, New CEI requests authorization to maintain, subsequent to the Mergers, Non-Utility Holding Company, CEISCO and Nonutility ServCo. Initially, Non-Utility Holding Company will issue 1000 shares of common stock, at no or nominal par value, all of which will be subscribed to by New CEI at a price of $1 per share. NU will transfer all of its shares in NUSCO to CEI and NUSCO will be renamed. Nonutility ServCo will issue 1000 shares of common stock, at no or nominal par value, all of which will be subscribed to by Non-Utility Holding Company at a price of $1 per share. New CEI will file with the Commission, within the 15 month transition period, a post-effective amendment to this Application seeking a supplemental order concerning the maintenance of the two service companies, the finalized service agreements, the cost allocations and the New CEI policies and procedures.

69. In addition, Pike and RECO, two utility subsidiaries of New CEI, have no employees. Traditionally, utility services provided by these companies to their customers have been provided by employees of O&R. Such services are provided at cost. New CEI, on behalf of O&R, Pike and RECO, seek authorization for this arrangement to continue pursuant to Section 13(b).

J. Provision of Services by the Nonutility Subsidiaries to other Nonutility Subsidiaries at other than Cost

70. Nonutility ServCo and the Nonutility Subsidiaries propose to provide services to each other at any price they deem appropriate, including, but not limited to, cost or fair market prices, and request an exemption pursuant to
Section 13(b) and Rule 100(a) from the "at cost requirement" of Rules 90 and 91 to the extent that a price other than "cost" is charged. (Authority for NGS to provide certain services to NGC at other than at cost has been separately requested in NU's application/declaration, as amended, in File No. 70-9543). Nonutility ServCo and the Nonutility Subsidiaries propose to retain the option to provide services to each other at cost, consistent with Rules 90 and 91, if reasonable business considerations call for such an at-cost charge. Nonutility ServCo will not perform any services for any of New CEI's regulated public utility subsidiaries or enter into any other transactions in which those public utility subsidiaries would be required to make payments directly to Nonutility ServCo. Any services provided by the Nonutility Subsidiaries to CEI's regulated public utility subsidiaries will be provided at "cost" consistent with Rules 90 and 91. Nonutility ServCo and the Nonutility Subsidiaries will not provide services to any associate company that, in turn, provides such services or sells such goods, directly or indirectly, to any other associate company that is not a Nonutility Subsidiary, except pursuant to the requirements of the Commission's rules and regulations under Section 13(b) or an exemption therefrom obtained in a separate filing.

71. Accordingly, the Nonutility Subsidiaries request authorization to provide services to each other (other than services provided by NGS to NGC) at other than cost. However, such services will not be provided at other than cost to an associate power project unless one or more of the following conditions is satisfied:

(i) the project is a FUCO or an EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

   (ii) the project is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission, provided that the purchaser is not one of the Utility Subsidiaries.

(iii) the project is a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'- length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA; or

(iv) the project is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

(v) the project is a Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is partially-owned by New CEI, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary (or any other entity that New CEI may form whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

72. These circumstances for which market based pricing authority is being requested are substantially the same as those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Rel. No. 27039 (June 22, 1999); Ameren Corp., et al., Holding Co. Act Rel. No. 27053 (July 23, 1999); and Interstate Energy Corporation, Holding Co. Act Rel. No. 27069 (August 26, 1999).

K. Activities Of Rule 58 Subsidiaries Outside The United States.

73. New CEI, on behalf of any current or future Rule 58 Subsidiaries, requests authority to engage in the type of business activities listed in Rule 58 outside the United States. Such activities may include:

(i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing"), though the Applicants request that the Commission reserve jurisdiction over the provision of Energy Marketing outside the United States and Canada;

(ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and

(ii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

74. The Commission previously authorized similar activities with similar reservations in Progress Energy, Inc. Holding Co. Act Rel. 27297 (December 12, 2000), Interstate Energy Corporation, Holding Co. Act Rel. 35-27069 (August 26, 1999), Energy East Corp., Holding Co. Act Rel. 35-27228 (September 12, 2000) and Southern Energy, Inc., Holding Co. Act Rel. 35-27020 (May 13, 1999).

L.  New CEI Stock Plans and other Employee Benefit Plans.

75. New CEI proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 50 million shares of New CEI common stock under New CEI's dividend reinvestment and cash payment plan, certain incentive compensation plans and certain other employee benefit plans and employment or other agreements described below.

     1.   The New CEI Drip

76. Both CEI and NU currently maintain dividend reinvestment plans with a direct stock purchase feature. New CEI will have a similar plan (the "New CEI Drip"). Participants in the CEI plan and NU plan will be eligible to become participants in the New CEI Drip.

77. The purpose of the New CEI Drip is to provide eligible participants with a convenient and economical way to purchase New CEI common stock by reinvesting dividends and/or making optional monthly investments.
Shareholders of New CEI would be eligible to participate. Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries.

78. At New CEI's discretion, shares of New CEI common stock purchased under the New CEI Drip will be either newly issued or purchased on the open market by an independent agent. Any determination by New CEI to change the manner in which shares will be purchased for the New CEI New Drip, and implementation of any such change, will comply with applicable law and Commission interpretations then in effect.

79. Net proceeds from the sale of newly issued shares of New CEI common stock will be added to the general corporate funds of New CEI and will be used to meet its capital requirements and the capital requirements of its subsidiaries. New CEI will not receive any proceeds from shares acquired in the open market

   2. Incentive Compensation Plans.

80. CEI and NU currently maintain employee stock option plans. NU also maintains an incentive compensation plan under which stock options and
restricted shares may be granted.   On completion of the Mergers, New CEI
will assume the CEI and NU stock option plans and each outstanding CEI and NU stock option issued under the various CEI and NU plans. It is currently anticipated that prior to the Mergers, CEI will adjust the terms of all outstanding CEI employee stock options to provide that the options will constitute options to acquire shares of New CEI common stock, on the same terms and conditions as apply to the CEI stock options. Prior to the Mergers NU will adjust the terms of all outstanding NU employee stock options to provide that the options will constitute options to acquire, on the same terms and conditions as apply to the NU employee stock options, the same number of shares of New CEI common stock (rounded down to the nearest whole share) as the holder of the option would have received in the NU Merger had the holder exercised the option in full immediately prior to the NU Merger. The amount of the exercise price per share of New CEI common stock (rounded up to the nearest cent) under any option will be equal to the aggregate amount of the exercise price of the NU common shares subject to the NU option divided by the total number of shares of New CEI common stock to be subject to the option.

3.   Other Plans.

81. Both CEI and NU maintain various stock plans for employees and directors, including investments in company stock through the employee's 401(k) plan. New CEI has not yet decided what specific plans will be maintained for employees or directors subsequent to the Mergers.

82. In addition, prior to the Mergers, CEI may enter into employment or other agreements with certain of its officers and employees that may provide for grants of stock options and/or restricted stock or units, which would be satisfied through open market purchases. Subsequent to the Mergers, New CEI may enter into employment or other agreements with certain officers and employees providing for similar grants.

83. Accordingly, New CEI requests authority to issue and sell, from time to time, pursuant to its dividend reinvestment plan, stock-based management incentive plans, and other employee and director benefit plans, up to 50 million shares of New CEI common stock (as such number may hereafter be adjusted to reflect any stock split).

M.  Interest Rate Hedges.

84. New CEI, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate costs. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's, are equal to or greater than BBB-, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

85. Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

86. Anticipatory Derivatives. In addition, New CEI and the Subsidiaries request authorization to enter into interest rate derivative transactions with respect to anticipated debt offerings (the "Anticipatory Derivatives"), subject to certain limitations and restrictions. Such Anticipatory Derivatives would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar "), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Derivatives.

87. Anticipatory Derivatives may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. New CEI or a Subsidiary will determine the optimal structure of each Anticipatory Derivatives transaction at the time of execution. New CEI or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Derivatives will be closed on or prior to the date of the new issuance and neither New CEI nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

88. New CEI and the Subsidiaries will comply with the then existing financial statement requirements of the Financial Accounting Standards Board associated with derivative transactions and will attempt to structure derivatives transactions such that they will qualify for derivative accounting treatment under the applicable standards of the Financial Accounting Standards Board then in effect.

N.  Tax Allocation Agreement

89. New CEI and the Subsidiaries ask the Commission to approve an agreement for the allocation of consolidated tax among New CEI and the Subsidiaries (the "Tax Allocation Agreement"). Approval is necessary because the proposed Tax Allocation Agreement may provide for the retention by New CEI of certain payments for tax losses incurred from time to time, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by Rule 45(c)(5) Attached as Exhibit N-1 is a copy of the proposed Tax Allocation Agreement.

90. Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system, that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Rule 45(c)(5) provides that:

       The agreement may, instead of excluding members as provided in paragraph(c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits.

91. Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

92. In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act. Holding Co. Act Rel. No. 21968 (March 25, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482. The Commission has recognized that there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address.

93. As a result of the Mergers, New CEI will be creating tax credits that are non-recourse to the Subsidiaries. As a result, New CEI should retain the benefits of those tax credits. This authorization requested is similar to the authorization sought of the Commission by SCANA Corporation in File No. 70-9533 over which jurisdiction was reserved by the Commission. Accordingly, the Applicants request that the Commission reserve jurisdiction over the Tax Allocation Agreement discussed herein.

O.  Certificates of Notification.

94. It is proposed that, with respect to New CEI, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and New CEI. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

95. The Rule 24 certificates will contain the following information for the reporting period:

       (a) The sales of any Common Stock by New CEI and the purchase price per share and the market price per share at the date of the agreement of sale;

       (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under New CEI's employee benefit plans and dividend reinvestment plan or otherwise, including any plans hereafter adopted;

       (c) If Common Stock has been transferred to a seller of securities of a company or assets being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer;

       (d) The amount and terms of any Debentures issued during the quarter;

       (e) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52;

       (f) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Derivative entered into during the quarter and the identity of the parties to such instruments;

       (g) The name, parent company, and amount invested in any Intermediate Holding Company or new Subsidiary or Financing Subsidiary during the quarter;;

       (h) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

       (i) The amount and terms of any short-term debt issued by New CEI during the quarter;

      (j) The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;

      (k) The amount and terms of any short-term debt issued by any Intermediate Holding Company during the quarter;

      (l) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including New CEI, that has engaged in financing transactions during the quarter.

      (m) The name of the guarantor and of the beneficiary of any guarantied note, New CEI Guaranty or Intermediate Holding Company Guaranty issued during the quarter, and the amount, terms and purpose of the guaranty;

      (n) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including New CEI, that has engaged in jurisdictional financing transactions during the quarter;

       (o) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of New CEI on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary; and

       (p). A retained earnings analysis of New CEI on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter. <FN6>
_______________

<FN6>  Any of the information described in items a. through p. that is provided under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, may be incorporated into the rule 24 certificate by reference.
_______________

Item 2.   Fees, Commissions and Expenses

96.  The information required by Item 2 will be provided by amendment.

Item 3.   Applicable Statutory Provisions.

97. The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application.

     Section of/Rule under Transactions to which such Section/Rule is the Act or may be applicable
-----------------------------------------------------------------------

Sections 6(a), 7, 9(a),Issuance of Securities; Incurrence of
10, 12, 12(f) Indebtedness;

Sections 9(a), 10   Acquisition of Interest in a Business

Section 12(b), Rule 45       Provision of Guarantees and other Credit
Support

Sections 13, 13(b)           Establishment of Service Company; Approval
of Rules 80-92 Service Agreement; Exemption of Certain Transactions from At-Cost Rules

Section 12, Rule 45     Tax Allocation Agreement

Rule 42     Dividend Reinvestment Plans and Stock-Based
Employee Benefit Plans

Sections 6, 7, 9 and 10 Consolidation and Reorganization of Interests in Nonutility Subsidiaries

Sections 32 and 33    Investments in EWGs and FUCOs

Section 43 and 44   Intra-system loans and participation in the
New CEI Money Pool

     A. Issuance of Securities; Incurrence of Indebtedness; Provision of Guarantees

98. New CEI's proposed issuance of securities in connection with the Mergers including the proposed issuance of common stock to shareholders of NU in connection with the NU Merger is expressly permitted by Section 7(c)(2)(A) of the Act as such securities are to be issued "solely... for the purpose of effecting a merger." New CEI's credit support for its non-utility subsidiaries is also expressly permitted by the Act under Section 7(c)(1)(C). The particular question that arises in the current situation relates to the existence and future issuance of long-term debt securities (the "Proposed Securities") by New CEI generally.

99. Issuances and sales by New CEI of the Proposed Securities and of the guaranties by New CEI of issuances of the Proposed Securities by the Financing Subsidiaries are subject to sections 6(a), 7 and 12(b) of the Act and rule 45 under the Act.

100. Section 7(c) addresses the kinds of securities that a registered holding company may issue, subject to the standards of section 7(d), which addresses the quality and cost of the securities to be issued. Section 7(c)(1), which specifies the types of securities a registered holding company may issue, omits long-term unsecured debt securities.

101. The types of securities described in section 7(c)(1) are: (A) common stock having a par value and being without preference as to dividends or distribution over and having at least equal voting rights with, any outstanding security of the declarant; (B) bonds (i) secured by a first lien on the physical property of the declarant, or (ii) secured by an obligation of a subsidiary company of the declarant secured by a first lien on physical property of such subsidiary company, or (iii) secured by any other assets of the type and character which the Commission by rules and regulations or order may prescribe as appropriate in the public interest or for the protection of investors; (C) guaranties of, or assumption of liability on, a security of another company; or (D) receiver's or trustee's certificate[s] duly authorized by the appropriate court or courts.

102. Section 7(c)(2)(D) provides an exception for other securities not specified in section 7(c)(1) that are issued for "necessary and urgent corporate purposes" of the issuer ("Necessary and Urgent Clause"). This clause permits a registered holding company to issue or sell securities, subject to section 7(d), "for [its] necessary and urgent corporate purposes
 ... where the requirements of ...[section 7(c)(1)] would impose an unreasonable financial burden upon the [registered holding company] and are not necessary or appropriate in the public interest or for the protection of investors or consumers."

103. For many years, the Commission has authorized registered gas holding companies to issue long-term unsecured debt to finance their subsidiaries operations. In addition, the Commission has traditionally administered the Necessary and Urgent Clause so as to limit issuances of long-term debt by an electric holding company primarily to cases where there was a short-term need to provide funds for its utility operations, together with an expectation that the debt would be replaced with either equity or increased retained earnings in the foreseeable future. <FN7> In a recent order granted by the Commission for the Southern Company (Holding Co. Act Rel. 35-27134 (Feb. 9,
2000) (the "Southern Order"), the Commission authorized the holding company to issue long-term unsecured debt stating that in today's increasingly competitive environment which electric systems face and the changing mix of holding company businesses, such an issuance met the requirements of the Act.
__________________

<FN7> See, e.g., Northeast Utilities, Holding Co. Act Rel.  No. 19519
(stating an expectation that the required funds would be raised on a permanent basis through the issuance of equity "if and when [the registered holding company would be] in a position to do so on satisfactory terms"); GPU, Inc., Holding Co. Act Rel. No. 16540 (relying on a representation by the registered holding company that the utility subsidiary companies requiring the funds would in the future finance their own capital requirements as their earnings improved).
__________________

104. As was the case in the Southern order, the proposed financings by New CEI are for a necessary and urgent corporate purpose resulting from the competitive nature of the energy markets within which New CEI must compete. In addition, certain non-utility subsidiaries of New CEI are unable efficiently to secure financing for their operations on their own and thus must look to New CEI to obtain such funds. Also, compliance with the provisions of Subparagraph (1) of Section 7(c) would impose an unreasonable financial burden on New CEI by imposing a more costly and unnecessary means of raising needed capital. Compliance with the provisions of Subparagraph
(1) of Section 7(c) is not necessary or appropriate in the public interest or for the protection of investors or consumers.

105. The financings are for necessary and urgent corporate purposes. Congress has authorized registered holding companies to acquire EWGs, FUCOs and ETCs and the Commission has authorized registered holding companies either by rule or order to engage in a variety of nonutility businesses. (e.g. energy-related companies formed under Rule 58). These businesses are deemed by the Act to be "consistent with the operation of an integrated public utility system. "Many of these businesses, unlike utilities, are often unable to raise funds by themselves on a cost-effective basis. As a consequence, the Commission, in the Southern Order, found that a prohibition imposed by a restrictive interpretation of section 7(c)(2)(D) on the use by electric registered holding companies of securities other than equity and short-term debt to fund these businesses would unduly burden their participation in nonutility activities that either the Commission or Congress have authorized. The Commission recognized as necessary and urgent those purposes which a holding company finds to be compelling or crucial to its operations, whether utility or nonutility. The Commission also found that is prudent to refinance short-term debt when it has been incurred to acquire a long-term asset and that it is often uneconomical to refinance this debt through the issuance of securities by the acquired company or the issuance of holding company common stock.

106. Limiting New CEI's financing options may impose an unreasonable financial burden. As noted above, in prior financing orders relying on the Necessary and Urgent Clause, the Commission had concluded that the holding company could not favorably access the equity markets in order to meet its financing requirements. The financing cost differential between equity and either unsecured debt or hybrid securities can be very substantial. Failure to approve the application would result in a substantial financing cost burden on New CEI.

107. In addition, exclusive reliance on short-term debt subjects the issuer to interest rate fluctuations and limits the ability to realize the economic value of long-term assets. Short-term loan agreements also typically subject the issuer to more restrictive covenants than are prevalent in long-term financing. Exclusive reliance on equity will increase the after-tax cost of capital and will, in the short-term, dilute earnings per share. Although New CEI intends to also rely on a financing subsidiary to issue authorized securities, it seeks authority to do so directly in such circumstances it may deem to be more appropriate in light of circumstances, such as market conditions and transaction costs. As noted above, in the Southern Order, the Commission recognized that this sort of financing flexibility is needed by a registered holding company and that requiring a holding company to issue equity under circumstances when debt financing may be less expensive could impose an unreasonable financial burden on the company. In this regard, New CEI represents that it will not issue any proposed debt security unless it has evaluated all relevant financial considerations (including without limitation the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt.

108. For the reasons discussed above, the Commission should find that the issuance of the Proposed Securities is permitted under the Necessary and Urgent Clause and that such issuance presents no detriment to the interests protected under the Act

B.   Services Among the Nonutility Subsidiaries at Other than Cost

109. Section 13(b) of the Act generally requires that intrasystem sales, service and construction contracts be performed at cost, "as necessary or appropriate in the public interest or for the protection of investors or consumers and to ensure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated among such companies." Section 13 was "designed to protect public-utility companies against the tribute heretofore exacted from them in the performance of service, sales, and construction contracts by their holding companies and by servicing, construction, and other companies controlled by their holding companies." (S. Rep. No. 621, 74th Cong., 1st Sess. 36 (1935). See, also section 1(b)(2) of the Act).

110. Section 13(b), however, also authorizes the Commission to exempt from the at-cost requirement transactions that "involve special or unusual circumstances or are not in the ordinary course of business." The Commission has previously granted exemptions under section 13(b) in circumstances where a market rate would not "adversely affect consumers." (See, Interstate Energy Corporation, et al., Holding Co. Act Rel. No. 35-27069, August 26, 1999, Ameren Corporation, Holding Co. Act Rel. No. 35-27053, July 23, 1999, Cinergy Corp. Holding Co. Act Rel. No. 35-26984 (March 1 1999), Central and South West Corporation, et al. Holding Co. Act Rel. No. 35-26887 (June 19, 1998), the "Exemption Orders"). For example, some orders granting an exemption from the at-cost requirement involve power projects that (1) do not derive their income from sales of electricity within the United States, (2) sell electricity at rates that have been approved by federal or state regulators,
(3) sell electricity to industrial or commercial customers at arms-length negotiated rates, or (4) sell electricity, but not to associate companies that are retail public-utility companies, at rates based upon cost of service and approved by federal or state regulators. The authorization requested is similar to those the Commission has previously granted "where structural protections to protect consumers against any adverse effect of pricing at market rates were in place." (Entergy Corporation, Holding Co. Act Rel. No. 35-27039 (June 22, 1999)). The purpose of the structural protections was to ensure that "departure from the at cost standard will not adversely affect consumers." (Cinergy Corp. Holding Co. Act Rel. No. 35-26984 (March 1 1999)).

111. The requested exemption from the "at-cost" requirements of the Act in the circumstances described in Item 1.J, above is entirely consistent with
Section 13(b) and the rules thereunder. First, as the electric industry restructures, it is important that the subsidiaries of public utility holding companies that are involved in competitive, unregulated businesses be free to conduct those businesses according to the same ground rules as are used in other competitive industries, including providing services to each other at prices other than "cost". Also, because the Nonutility Subsidiaries will be free to obtain services from unaffiliated companies, there will be structural safeguards in place to permit the Nonutility Subsidiaries to deal with each other on an appropriate, arms-length basis with respect to services provided at a price other than cost. In addition, as long as there are structural safeguards in place to protect ratepayers from any deviation from the cost standard, market rates charged by the Nonutility Subsidiaries would not "adversely affect consumers." Nonutility ServCo and the Nonutility Subsidiaries will adhere to Section 13 of the Act and the Commission's rules promulgated thereunder with respect to the allocation of their costs to their customer companies. Any allocation method that is used will be consistent with the Commission's rules with respect to allocations of costs to affiliated companies. Any amount billed for services performed by an affiliate under a service agreement with a Nonutility Subsidiary will be billed directly to that Nonutility Subsidiary. Nonutility ServCo and the Nonutility Subsidiaries will keep complete and accurate accounts of all receipts and expenditures in accordance with the Commission's rules and the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission. The Nonutility Subsidiaries will therefore comply with Rule 93 by following the Commission's System of Accounts set forth in 17 C.F.R. Part 256 and the Federal Energy Regulatory Commission's Uniform System of Accounts after which the Commission's System of Account was modeled.

112. This authorization requested is similar to other exemptions from the "at cost" standards of Rules 90 and 91 granted by the Commission. (See, Interstate Energy Corporation, et al., Holding Co. Act Rel. No. 35-27069, August 26, 1999, Ameren Corporation, Holding Co. Act Rel. No. 35-27053, July 23, 1999, Cinergy Corp. Holding Co. Act Rel. No. 35-26984 (March 1 1999), Central and South West Corporation, et al. Holding Co. Act Rel. No. 35-26887 (June 19, 1998), the "Exemption Orders").

C. Inclusion of NU's Consolidated Retained Earnings in New CEI's Calculation of its Consolidated Retained Earnings for purposes of Rule 53(a)(1)(ii).

113. As stated earlier, at the time immediately before the effectiveness of the Mergers, it is expected that NU will have CREs of more than $700 million (at September 30, 2000, NU had CREs of $691 million). New CEI hereby seeks authority to include the amount of NU's CREs as of immediately before the Mergers in the calculation of New CEI's CREs for purposes of Rule 53(a)(1). In addition, on a going forward basis, New CEI hereby seeks authorization and approval to include the amount of CREs of NU in New CEI's calculation of its CREs for purposes of Rule 53(a)(1).

D.  Compliance With Rules 53 And 54.

114. The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guaranty the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

115. Rule 53(a)(1): Immediately following the Mergers, New CEI's pro forma "aggregate investment" in EWGs and FUCOs as of September 30, 2000 will be approximately $635.4 million, or approximately 12.7% of New CEI's pro forma "average consolidated retained earnings" as of September 30, 2000 (approximately $5 billion) not including NU's average CREs as of September 30, 2000 of $638.8 million. (When NU's CREs are included within New CEI's CRE's, the percentage drops to 11.2%)

116. Rule 53(a)(2): New CEI will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. New CEI will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

117. Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

118. Rule 53(a)(4): New CEI will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of New CEI's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

119. In addition, New CEI states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

Item 4.   Regulatory Approvals.

120. The Connecticut Department Public Utilities Commission ("DPUC") has issued interaffiliate transaction rules and regulations. The Applicants have an obligation to comply with such interaffiliate rules and regulations.

121. NYPSC has jurisdiction over the issuance of securities by CECONY and O&R, other than indebtedness with maturities of one year or less. The DPUC has jurisdiction over the issuance of securities by CL&P, other than indebtedness with maturities of one year or less. NHPUC has jurisdiction over the issuance of securities by PSNH and NAEC, other than indebtedness of up to one year not exceeding a stated limit. MDTE has jurisdiction over the issuance of securities by WMECO other than indebtedness with maturities of one year or less and has jurisdiction over the investment of WMECO funds, including through the New CEI Money Pool. Pennsylvania Public Utility Commission has jurisdiction over the issuance of securities by Pike, other than indebtedness with maturities of one year or less. The New Jersey Board of Public Utilities has jurisdiction over the issuance of securities by RECO other than indebtedness with maturities of one year or less. These financing arrangements subject to the jurisdiction of state agencies are exempt from Commission jurisdiction pursuant to Rule 52 under the Act.

122. Except as stated above, no state commission, and no federal commission, other than the Commission, has jurisdiction over any of the proposed transactions.

Item 5:  Procedure

123. New CEI and the Subsidiaries hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H-1. New CEI and the Subsidiaries respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date. Additionally, New CEI and the Subsidiaries (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Item 6. Exhibits and Financial Statements

* To be filed by amendment
** Previously filed

(a)	Exhibits


C-1  Registration Statement on Form S-4 (incorporated by reference to
File
       No. 333-31390)
F-1  Opinion of Counsel*
G-1  Financial Data Schedule**
H-1  Form of Notice**
I-1   New CEI Corporate Chart*
I.2   List of Nonutility Subsidiaries**
J- 1  CEI Investments in EWGs and FUCOs**
K-1  Debt Issuances of CEI Subsidiaries**
K-2  List of CEI Guarantees**
L-1   Proposed New CEI Money Pool Terms**
M-1  Form of CEISCO Service Agreement**
M-2  Service Company Policies and Procedures**
N-1  Form of Tax Allocation Agreement**
O-1  New Hampshire Public Utilities Commission Order No. 23,594,
         Docket No. DE 00-009, December 6, 2000

(b)  Financial Statements**

Item 7.  Information as to Environmental Effects

124.	The Transaction neither involves a "major federal action" nor
"significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of the Registration Statement of CEI and NU on Form S-4 and Commission approval of this Application. Consummation of the Transaction will not result in changes in the operations of New CEI, CEI, NU, YES or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.



SIGNATURES

Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: February, 2001

Consolidated Edison, Inc.
(a Delaware Company)

By: /s/ John D. McMahon
	John D. McMahon
	Vice President and General Counsel,

Consolidated Edison, Inc.
(a New York Company)
	Consolidated Edison Company of New York, Inc.

By: /s/ John D. McMahon
	John D. McMahon
	Senior Vice President and General Counsel,

	Consolidated Edison Solutions, Inc.

By:/s/ Paula F. Jones
	Paula F. Jones
	Secretary

	Consolidated Edison Energy, Inc.

By: /s/ Brian Cray
	Brian Cray
	Secretary


 	Consolidated Edison Development, Inc.
	CED Ada, Inc.
	CED/SCS Newington, LLC
	CED Generation Holding Company, LLC
	CED Management Company, Inc.
	CED Operating Company, L.P.
	Consolidated Edison Energy Massachusetts, Inc.
	CED-GTM 1, LLC
	Lakewood Cogeneration, L.P.
	CED - Lakewood Inc.
	CED Generation Lakewood Company

By:	/s/ Andrew W. Scher
	Andrew W. Scher
	Secretary

	Consolidated Edison Communications, Inc.

By:  /s/ Edward P. Reardon
       Edward P. Reardon
	Secretary

	Orange and Rockland Utilities, Inc.
     Rockland Electric Company
	Pike County Light & Power Company

By:  /s/ Peter A. Irwin
	Peter A. Irwin
	Secretary


     Northeast Utilities
	Western Massachusetts Electric Company
	The Quinnehtuck Company
	The Connecticut Light and Power Company
     Northeast Utilities Service Company
     NU Enterprises, Inc.
	Northeast Generation Company
	Northeast Generation Services Company
	Select Energy, Inc.
	Mode 1 Communications, Inc.
	The Rocky River Realty Company
	Northeast Nuclear Energy Company
	Select Energy Portland Pipeline, Inc.
	Charter Oak Energy, Inc.
	Select Energy Contracting, Inc.
     North Atlantic Energy Service Corporation
     North Atlantic Energy Corporation
	Public Service Company of New Hampshire
	Holyoke Water Power Company
	HEC Inc.
	Reeds Ferry, Inc.
	Yankee Energy System, Inc.
	Yankee Gas Services Company
	Yankee Energy Financial Services Company
     NorConn Properties, Inc.
	Yankee Energy Services Company
	R.M. Services, Inc.

 By: 	/s/ Cheryl W. Grise,
       	Name: Cheryl W. Grise,
Title: Senior Vice President, Secretary and General Counsel - Northeast Utilities Service Company, as Agent for all of the above named companies.